Exhibit 3.1

ARTICLES OF AMENDMENT

OF

THE RESTATED ARTICLES OF INCORPORATION

OF

CITIZENS FINANCIAL SERVICES, INC.

April 22, 2021

Citizens Financial Services, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the Business Corporation Law of 1988, as amended (the “BCL”), does hereby certify as follows:

1.      That the name of this corporation is Citizens Financial Services, Inc., and that this corporation was originally incorporated under the name Citizens Financial Services, Inc., pursuant to Articles of Incorporation filed with the Secretary of the Commonwealth of the Commonwealth of Pennsylvania on April 30, 1984, which Articles of Incorporation were amended and restated effective April 17, 2018 (as amended and restated, the “Articles of Incorporation”).

2.      That the address of the Corporation’s registered office in the Commonwealth of Pennsylvania is:

Citizens Financial Services, Inc.

15 South Main Street

Mansfield, Pennsylvania 16933

3.      The Board of Directors of the Corporation duly adopted resolutions, pursuant to Section 1914(c) of the BCL, setting forth amendments to the Articles of Incorporation and declaring said amendment to be advisable and in the best interests of the Corporation. The shareholders of the Corporation duly approved said proposed amendments at a meeting of the shareholders in accordance with Section 1914(a) of the BCL.

4.      Effective as of the time of the filing of these Articles of Amendment of the Articles of Incorporation with the Secretary of the Commonwealth of the Commonwealth of Pennsylvania, the text of the Articles of Incorporation is hereby amended as follows:

A.    Article Tenth of the Articles of Incorporation is hereby by deleting such Article Tenth and replacing it in its entirety with the following:

“TENTH.       The Board shall consist of not less than five nor more than twenty-five shareholders, the exact number within such minimum and maximum limits to be fixed and determined from time to time by resolution of a majority of the full Board or by resolution of the shareholders at any meeting thereof.”

B.     Article Fifteenth of the Articles of Incorporation is hereby amended by deleting such Article Tenth and replacing it in its entirety with the following:

 “FIFTEENTH.          A.  To the extent permitted by the Pennsylvania Business Corporation Law, and any amendments thereto, and sections relating thereto, subject to Federal regulatory restrictions, the Board of Directors of the Corporation shall cause the Corporation to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed actions, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit, or proceeding, including any amount paid to the institution itself as a result of an action or suit by or in the right of the Corporation. All expenses incurred in good faith by or on behalf of the director, officer, employee or agent of the Corporation with respect to any such action, suit, or proceeding shall, upon written request submitted to the Secretary of the Corporation, be advanced to such person by the Corporation prior to final disposition of such action, suit, or proceeding, subject to any obligation which may be imposed by law or by provision in these Restated Articles of Incorporation, the Bylaws, an agreement or otherwise to repay the Corporation in certain events.

To the extent permitted by law, the Board of Directors of the Corporation shall cause the Corporation to purchase and maintain insurance on behalf of any person who is or was against any liability asserted against him or her and incurred by him or her in any such capacity, and arising out of his or her status as such.

B.  A director of the Corporation shall not be personally liable for monetary damages as such for any action taken, or any failure to take any action, unless:

(1)               the director has breached or failed to perform the duties of his or her office under Section 1713 of the Pennsylvania Business Corporation Law (relating to standard of care and justifiable reliance); and

(2)               the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

Exception.  The provisions of this section shall not apply to:

(1)               the responsibility or liability of a director pursuant to any criminal statute; or

(2)               the liability of a director for the payment of taxes pursuant to local, State or Federal law.”

C.     Article Sixteenth of the Articles of Incorporation is hereby amended by deleting such Article Tenth and replacing it in its entirety with the following:

“SIXTEENTH.  No merger, consolidation, liquidation or dissolution of the Corporation nor any action that would result in the sale of other disposition of all or substantially all of the assets of the Corporation shall be valid unless first approved by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter.”

[Signature page follows]

IN WITNESS WHEREOF, these Articles of Amendment have been executed by a duly authorized officer of the Corporation on this 22nd day of April, 2021.

CITIZENS FINANCIAL SERVICES, INC.

By:	/s/ Randall E. Black
Randall E. Black
Chief Executive Officer and President